UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of June, 2004

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Wednesday, 23 June 2004

To: London Stock Exchange



Dear Sirs

SPIRENT plc
Result of Extraordinary General Meeting held on 23 June 2004

Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, announces that at the Extraordinary General Meeting ("EGM") of the Company held today, the Ordinary Resolution approving the renewal and amendment of the Spirent Stock Option Plan as set out in the Notice of EGM sent to shareholders on 2 June 2004, was duly passed.

A copy of the resolution passed at the EGM has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: (0) 20 7676 1000

You may also view the proxy voting figures by visiting our website at www.spirent.com/investors .


Yours faithfully

M Anscombe

Michael Anscombe
Assistant Company Secretary



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 23 June 2004                         By   ____/s/ Luke Thomas____

                                                    (Signature)*